UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 25)*

CompX International Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

20563P 10 1
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2012
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS NL Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Kronos Worldwide, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS Valhi, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 764,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 764,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS Harold Simmons Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 361,217
	8	SHARED VOTING POWER 824,426
	9	SOLE DISPOSITIVE POWER 361,217
	10	SHARED DISPOSITIVE POWER 824,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,217
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 25
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the class A common stock, par value $0.01 per share (the “Class A Shares”), of CompX International Inc., a Delaware corporation (the “Company”).  Items 2, 3, 4, 5 and 6 of this Statement are hereby amended as set forth below.  The Reporting Persons (as defined below) are filing this amendment as a result of the purchases of Class A Shares, which purchases increased the percentage of outstanding Class A Shares the Reporting Persons owned in the aggregate by more than one percent on May 4, 2012 from the aggregate percentage ownership of the Reporting Persons as disclosed in Amendment No. 24 to this Statement.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows.

(a)           The following entities or person are filing this Statement (collectively, the “Reporting Persons”):

•	NL Industries, Inc. (“NL”) as a direct holder of Class A Shares;

•
Kronos Worldwide, Inc. (“Kronos Worldwide”), Valhi, Inc. (“Valhi”), Valhi Holding Company (“VHC”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), Contran Corporation (“Contran”), and the Harold Simmons Foundation, Inc. (the “Foundation”) by virtue of their direct or indirect ownership of NL; and

•	Harold C. Simmons by virtue of his direct and indirect ownership of Class A Shares and his positions with Contran and certain related entities (as described in this Statement).

Kronos Worldwide is a Reporting Person as a result of its purchase on December 14, 2010 of shares of the common stock of NL, a Reporting Person.  Kronos Worldwide is a Delaware corporation that is a major international producer of titanium dioxide products.  Kronos Worldwide’s business address is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.  By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the 2,397,107 Class A Shares outstanding as of September 26, 2013 according to information the Company provided (the “Outstanding Class A Shares”):

NL	31.5%
Harold C. Simmons	15.1%
Annette C. Simmons	2.5%
Contran	0.2%
Kronos Worldwide	0.1%

NL also directly holds 100%, or 10,000,000 shares, of the Company’s class B common stock, par value $0.01 per share (the “Class B Shares” and collectively with the Class A Shares shall be referred to as the “Shares”).  The relative rights of the Shares are described in Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 1998 (Reg. No. 333-42643), which is incorporated herein by reference.  As a result of its ownership of 31.5% of the Class A Shares and 100% of the Class B Shares, NL directly holds approximately 86.8% of the combined voting power (98.4% of the combined voting power for the election of directors) of all classes of voting stock of the Company.  NL may be deemed to control the Company.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of NL common stock:

Valhi	83.0%
Harold C. Simmons	2.2%
Annette C. Simmons	0.9%
Kronos Worldwide	Less than 0.1%

Together, Valhi and Kronos Worldwide may be deemed to control NL.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of Kronos Worldwide common stock:

Valhi	50.0%
NL	30.4%
Annette C. Simmons	0.7%
Harold C. Simmons	0.7%
Contran	0.1%

Together, Valhi, NL and Contran may be deemed to control Kronos Worldwide.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of Valhi common stock:

VHC	92.6%
Contran	0.9%
Harold Simmons Foundation, Inc. (“Foundation”)	0.7%
Harold C. Simmons	0.5%
Contran Amended and Restated Deferred Compensation Trust (“CDCT”)	0.3%
Annette C. Simmons	0.2%
The Annette C. Simmons Grandchildren’s Trust (the “Grandchildren’s Trust”)	Less than 0.1%

VHC, the CDCT and Contran may be deemed to control Valhi.

Dixie Rice is the direct holder of 100% of the outstanding shares of VHC common stock and may be deemed to control VHC.  Contran is the holder of 100% of the outstanding shares of common stock of Dixie Rice and may be deemed to control Dixie Rice.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

U.S. Bank National Association serves as the trustee of the CDCT.  Contran established the CDCT as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

NL (including a wholly owned subsidiary of NL) and Kronos Worldwide own 14,372,970 shares and 1,724,916 shares, respectively, of Valhi common stock.  As already stated, Valhi is the direct holder of approximately 83.0% of the outstanding shares of common stock of NL and 50.0% of the outstanding shares of Kronos Worldwide common stock.  As a result of Valhi's direct and indirect ownership of NL and Kronos Worldwide and pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and Kronos Worldwide own as treasury stock for voting purposes.  For the purposes of this statement, such shares of Valhi common stock that NL and Kronos Worldwide hold are not deemed outstanding.

Mr. Harold C. Simmons is chairman of the board of Kronos Worldwide, NL, Valhi, VHC and Contran.

By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares that are directly held by Contran, Kronos Worldwide and NL.  However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

Annette C. Simmons is the wife of Harold C. Simmons.  Mr. Simmons may be deemed to share indirect beneficial ownership of the shares that his wife holds directly.  Mr. Simmons disclaims beneficial ownership of all shares that his wife holds directly.  Mrs. Simmons disclaims beneficial ownership of all shares she does not hold directly.

The Grandchildren's Trust is a trust of which Harold C. Simmons and his wife are trustees and the beneficiaries are the grandchildren of his wife.  Mr. Simmons, as co-trustee of this trust, has the power to vote and direct the disposition of the shares the trust holds.  Mr. Simmons disclaims beneficial ownership of any shares that this trust holds.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows.

The total amount of funds Harold C. Simmons used to acquire the Class A Shares he purchased as reported in Item 5(c) was $23,900.57 (including commissions and fees).  He used his personal funds for such purchases.

The total amount of funds Annette C. Simmons used to acquire the Class A Shares she purchased as reported in Item 5(c) was $104,795.24 (including commissions and fees).  She used her personal funds for such purchases.

The total amount of funds Contran used to acquire the Class A Shares she purchased as reported in Item 5(c) was $73,154.69 (including commissions and fees).  Contran used its personal funds for such purchases.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows.

Harold C. Simmons purchased the Class A Shares reported in Item 5(c) in order to increase his equity interest in the Company.  Annette C. Simmons purchased the Class A Shares reported in Item 5(c) in order to increase her equity interest in the Company.  Contran purchased the Class A Shares reported in Item 5(c) in order to increase its equity interest in the Company.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

The information included in Item 2 of this Statement is hereby incorporated herein by reference.  As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

On the day of each annual stockholder meeting of the Company, each of its nonemployee directors elected on that date receives a grant of Class A Shares as determined by the following formula based on the closing price of a Class A Share on the date of such meeting:

Range of Closing Price Per Share on the Date of Grant	Shares of Class A Common Stock to Be Granted

Under $5.00	2,000
$5.00 to $9.99	1,500
$10.00 to $20.00	1,000
Over $20.00	500

Accordingly, certain of the persons named in Schedule B to this Statement, namely, Norman S. Edelcup, Bobby D. O’Brien and Steven L. Watson are each entitled to receive such grants if and when he is re-elected at an annual meeting.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows.

(a)           The following entities or persons directly hold the following Shares:

Reporting Persons	Class A Shares Directly Held	Class B Shares Directly Held

NL	755,104	10,000,000
Harold C. Simmons	361,217	-0-
Annette C. Simmons	60,422	-0-
Contran	5,900	-0-
Kronos Worldwide	3,000	-0-
Total	1,185,643	10,000,000

By virtue of the relationships described under Item 2 of this Statement:

(1)           NL, Kronos Worldwide, Valhi, VHC, Dixie Rice and the Foundation may each be deemed to be the beneficial owner of the 758,104 Class A Shares (approximately 31.6% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 86.8% of the combined voting power, and 98.4% of the combined voting power for the election of directors, of all classes of voting stock of the Company) that NL and Kronos Worldwide hold directly; and

(2)           Contran may be deemed to be the beneficial owner of the 764,004 Class A Shares (approximately 31.9% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 86.8% of the combined voting power, and 98.4% of the combined voting power for the election of directors, of all classes of voting stock of the Company) that NL, Contran and Kronos Worldwide hold directly; and

(3)           Harold C. Simmons may be deemed to be the beneficial owner of the 1,185,643 Class A Shares (approximately 49.5% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 90.2% of the combined voting power, and 98.8% of the combined voting power for the election of directors, of all classes of voting stock of the Company) that NL, he, his wife, Contran and Kronos Worldwide hold directly.

Except to the extent of the 361,217 Class A Shares he holds directly, Harold C. Simmons disclaims beneficial ownership of all Shares.  Annette C. Simmons disclaims beneficial ownership of all Shares she does not hold directly.

The Reporting Persons understand, based on ownership filings with the SEC or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Class A Shares as indicated on Schedule C to this Statement.

(b)           By virtue of the relationships described in Item 2 of this Statement:

(1)           NL, Kronos Worldwide, Valhi, VHC, Dixie Rice and the Foundation may each be deemed to share the power to vote and direct the disposition of the 758,104 Class A Shares (approximately 31.6% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 86.8% of the combined voting power, and 98.4% of the combined voting power for the election of directors, of all classes of voting stock of the Company) that NL and Kronos Worldwide hold directly;

(2)           Contran may be deemed to share the power to vote and direct the disposition of the 764,004 Class A Shares (approximately 31.9% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 86.8% of the combined voting power, and 98.4% of the combined voting power for the election of directors, of all classes of voting stock of the Company) that NL, Contran and Kronos Worldwide hold directly;

(3)           Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 824,426 Class A Shares (approximately 34.4% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 87.3% of the combined voting power, and 98.5% of the combined voting power for the election of directors, of all classes of voting stock of the Company) that NL, his wife, Contran and Kronos Worldwide hold directly; and

(3)           Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 361,217 Class A Shares (approximately 15.1% of the Outstanding Class A Shares and approximately 2.9% of the combined voting power, and 0.4% of the combined voting power for the election of directors, of all classes of voting stock of the Company) that he directly holds.

(c)           The table below sets forth all transactions in the Class A Shares by the Reporting Persons since May 4, 2012, the day that their purchases of Class A Shares increased their aggregate holdings of Class A Shares by more than one percent from their aggregate holdings reported in Amendment 24 to this Statement.  The Reporting Persons did not execute any transaction in the Class A Shares in the 60 days preceding May 4, 2012.  Harold C. Simmons and his wife executed all such transactions reported below, which were all purchases of Class A Shares, on the open market.

Date	Reporting Person or Related Party	Number of Shares	Approximate Price Per Share (exclusive of commissions)

05/04/12	Annette C. Simmons	300	$12.2800
05/04/12	Annette C. Simmons	285	$12.2900
05/04/12	Annette C. Simmons	500	$12.2999
05/04/12	Annette C. Simmons	842	$12.3000
05/04/12	Annette C. Simmons	300	$12.3500
05/04/12	Annette C. Simmons	73	$12.3699
05/04/12	Annette C. Simmons	468	$12.3700
05/04/12	Annette C. Simmons	20	$12.4400
05/04/12	Annette C. Simmons	419	$12.4500
05/18/12	Annette C. Simmons	100	$11.5000
05/18/12	Annette C. Simmons	884	$11.6000
05/18/12	Annette C. Simmons	77	$11.5900
05/18/12	Annette C. Simmons	200	$11.7400
05/18/12	Annette C. Simmons	100	$11.7500
05/18/12	Annette C. Simmons	300	$11.8800
05/18/12	Annette C. Simmons	100	$11.9000
05/18/12	Annette C. Simmons	100	$11.9500
05/18/12	Annette C. Simmons	200	$11.9600
05/18/12	Annette C. Simmons	25	$12.0000
05/23/12	Annette C. Simmons	100	$12.0700
05/23/12	Annette C. Simmons	300	$12.1600
05/23/12	Annette C. Simmons	100	$12.1700
05/23/12	Annette C. Simmons	100	$12.2200
05/23/12	Annette C. Simmons	314	$12.3700
09/06/12	Annette C. Simmons	100	$11.7300
09/06/12	Annette C. Simmons	100	$11.9000
09/06/12	Annette C. Simmons	100	$11.9300
09/06/12	Annette C. Simmons	200	$11.9500
09/06/12	Annette C. Simmons	902	$12.0000
09/06/12	Annette C. Simmons	1,000	$12.4000
06/19/12	Harold C. Simmons	343	$11.0000
06/19/12	Harold C. Simmons	200	$11.0700
06/19/12	Harold C. Simmons	500	$11.0900
06/20/12	Harold C. Simmons	733	$11.0700
06/20/12	Harold C. Simmons	267	$11.0400
06/20/12	Harold C. Simmons	109	$11.0000
06/20/13	Contran Corporation	5,000	$12.3306
06/20/13	Contran Corporation	900	$12.4518

(d)           NL, Harold C. Simmons, his wife and Kronos Worldwide each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

(e)           As a result of the sale (the “Sale”) by certain Reporting Persons and their affiliates on December 20, 2012 of all of their shares of the common stock, par value $0.01 per share (the “TIMET Shares”), of Titanium Metals Corporation, a former affiliate of the Reporting Persons (“TIMET”), a change in control of TIMET occurred and ELIT Acquisition Sub Corp., the purchaser of such TIMET Shares in a tender offer (“ELIT”), indirectly acquired control of TFMC  Additionally, as a result of the Sale, on January 2, 2013, ELIT indirectly acquired control of all of the shares of Valhi common stock formerly held by the CMRT for the benefit of the TIMET pension fund, which shares were transferred with the TIMET pension fund assets.  Accordingly, TIMET, TIMET Finance Management Company and The Combined Master Retirement Trust (the “CMRT”) ceased to be beneficial owners of five percent of the Outstanding Class A Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows.

Harold C. Simmons holds 51,589 shares of Class A Shares in a margin account at a brokerage firm.

The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 27, 2013

/s/ Harold C. Simmons
Harold C. Simmons
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 27, 2013

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

SCHEDULE A

HAROLD C. SIMMONS, in his individual capacity and chairman of the board of the HAROLD SIMMONS FOUNDATION, INC.

STEVEN L. WATSON, as vice chairman of the board, president, chief executive officer or vice president of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
KRONOS WORLDWIDE, INC.
NL INDUSTRIES, INC.
VALHI HOLDING COMPANY
VALHI, INC.

SCHEDULE B

The names of the directors and executive officers of Contran Corporation (“Contran”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), the Harold Simmons Foundation, Inc. (the “Foundation”), Kronos Worldwide, Inc. (“Kronos Worldwide”), NL Industries, Inc. (“NL”), Valhi Holding Company (“VHC”) and Valhi, Inc. (“Valhi”) and their present principal occupations are set forth below.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.

Name	Present Principal Occupation

Thomas E. Barry (1)	Vice president for executive affairs at Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University; and a director of Valhi.

Brian W. Christian	Vice President, Strategic Business Development of Kronos Worldwide.

Benjamin R. Corona (2)	President. Global Sales Management of Kronos Worldwide.

Keith R. Coogan (3)	Private investor and director of Kronos Worldwide.

Serena S. Connelly	Executive vice president of the Foundation.

Norman S. Edelcup (4)	Mayor of Sunny Isles Beach, Florida; director of the Company and Valhi; and trustee of the Baron Funds, a mutual fund group.

Ulfert Fiand (5)	Chief Technology Officer of Kronos Worldwide.

L. Andrew Fleck	Vice president of Dixie Rice; and vice president-real estate of Contran.

Robert D. Graham	President of NL, executive vice president of Kronos Worldwide and vice president of Contran, Dixie Rice, Valhi and VHC.

Tim C. Hafer	Vice president and controller of Kronos Worldwide and NL.

Janet G. Keckeisen	Vice president, corporate strategy and investor relations of Kronos Worldwide.

William J. Lindquist
Director and senior vice president of Contran and VHC; senior vice president of Dixie Rice and Valhi; chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi; and vice president of the Foundation.

A. Andrew R. Louis	Vice president and secretary of the Company, Kronos Worldwide, NL and Valhi; secretary of Contran, Dixie Rice, the Foundation and VHC.

Kelly D. Luttmer	Vice president and global tax director of the Company, Contran, Dixie Rice, Kronos Worldwide, NL, and VHC.

H. Joseph Maas (2)	President, Global Sales and Marketing of Kronos Worldwide.

W. Hayden McIlroy (6)	Private investor primarily in real estate; and a director of Valhi.

Cecil H. Moore, Jr. (7)	Private investor; and a director of NL and Kronos Worldwide.

Andrew B. Nace	Vice president and general counsel of Contran; and vice president of the Company, Kronos Worldwide and NL.

Bobby D. O’Brien
Executive vice president and director of the Company; president of Kronos Worldwide; director, executive vice president and chief financial officer of VHC; executive vice president of NL; director, executive vice president and chief financial officer of Contran; vice president and chief financial officer of Dixie Rice and Valhi.

Courtney J. Riley	Vice president, environmental affairs of Kronos Worldwide and NL.

Klemens Schlüter (5)	President, Manufacturing and Technology of Kronos Worldwide.

Harold C. Simmons	Chairman of the board of Contran, the Foundation, NL, Kronos Worldwide, Valhi and VHC.

Lisa K. Simmons	Director and president of the Foundation.

Thomas P. Stafford (8)	Director of NL and Kronos Worldwide; chairman of the NASA Advisory Council Task Force on the International Space Station Program.

John A. St. Wrba	Vice president and treasurer of CompX, Contran, Dixie Rice, Kronos Worldwide, NL, Valhi and VHC; and treasurer of the Foundation.

Gregory M. Swalwell
Executive vice president of the Company, vice president and controller of Contran, Valhi and VHC; executive vice president and chief financial officer of Kronos Worldwide and NL; and vice president of Dixie Rice.

R. Gerald Turner (1)	President of Southern Methodist University; and a director of Kronos Worldwide.

Steven L. Watson
Vice chairman of the board and president of Contran and VHC; chairman of the board and president of Dixie Rice; director, president and chief executive officer of Valhi; vice chairman and chief executive officer of Kronos Worldwide and NL; and a director of the Company.

C. Kern Wildenthal (9)	President of the Children’s Medical Center Foundation and executive vice president of Children’s Medical Center of Dallas; and a director of Kronos Worldwide.

Terry N. Worrell (10)	Director of NL; and a private investor with Worrell Investments, Inc., a real estate investment company.

(1)	The principal business address for Drs. Barry and Turner is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2)	The principal business address for Messrs. Maas and Corona is 5 Cedar Brook Drive, Cranbury, New Jersey 08512.

(3)	The principal address for Mr. Coogan is 5209 Englenook Court, Plano, Texas 75023.

(4)	The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(5)	The principal business address for Messrs. Fiand and Schlüter is Pechstraße 5, Leverkusen, NRW 51373, GERMANY.

(6)	The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(7)	The address for Mr. Moore is 4444 Beverly Drive, Dallas, Texas 75205.

(8)	The principal business address for Gen. Stafford (ret.) is Stafford Technology Inc., Suite 102, 4200 Perimeter Center, Oklahoma City, Oklahoma 73112.

(9)	The address for Dr. Wildenthal is 2777 Stemmons Expressway, Suite 700 Dallas TX 75207.

(10)	The address for Mr. Worrell is 6909 Vassar, Dallas, Texas 75205.

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:

Name	Class A Shares Held

Thomas E. Barry	-0-

Brian W. Christian	-0-

Benjamin R. Corona	-0-

Keith R. Coogan	-0-

Serena S. Connelly	2,000

Norman S. Edelcup	11,000

Ulfert Fiand	-0-

L. Andrew Fleck	-0-

Robert D. Graham	-0-

Tim C. Hafer	-0-

Janet G. Keckeisen	-0-

William J. Lindquist	-0-

A. Andrew R. Louis	-0-

Kelly D. Luttmer	200

H. Joseph Maas.	-0-

W. Hayden McIlroy	-0-

Cecil H. Moore, Jr.	-0-

Andrew B. Nace	-0-

Bobby D. O’Brien	300

Courtney J. Riley	-0-

Klemens Schlüter	-0-

Harold C. Simmons (1)	421,639

Lisa K. Simmons	-0-

Thomas P. Stafford	-0-

John A. St. Wrba	-0-

Gregory M. Swalwell	-0-

R. Gerald Turner.	-0-

Steven L. Watson	15,000

C. Kern Wildenthal	-0-

Terry N. Worrell	-0-

(1)
Includes 60,422 Class A Shares held directly by Mr. Harold C. Simmons’ wife.  Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Except for the 361,217 Class A Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares.